UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVERYDAY HEALTH, INC.

(Name of Subject Company)

EVERYDAY HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300415106

(CUSIP Number of Class of Securities)

Alan Shapiro

Executive Vice President

& General Counsel

Everyday Health, Inc.

345 Hudson Street, 16th Floor

New York, NY 10014

(646) 728-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Babak Yaghmaie

Darren DeStefano

Ron Hopkinson

Cooley LLP

1114 Avenue of the Americas

New York, NY 10036-7798

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Everyday Health, Inc., a Delaware corporation (“Everyday Health”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2016, relating to the tender offer by Project Echo Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation, to purchase all of the outstanding shares of Everyday Health’s Common Stock (the “Shares”) at a purchase price of $10.50 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The information set forth in Item 8. “Additional Information—Legal Proceedings” on page 39 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

“Between November 11, 2016 and November 18, 2016, four putative class action lawsuits were filed on behalf of the public stockholders of Everyday Health (captioned Means v. Everyday Health, Inc., et al., No. 1:16-cv-08768; Jordan v. Everyday Health, Inc., et al., No. 1:16-cv-08836; Hanson v. Everyday Health, Inc., et al., No. 1:16-cv-08847; and Ebbs v. Everyday Health, Inc., et al., No. 1:16-cv-08982) in the United States District Court for the Southern District of New York against Everyday Health, members of the Everyday Health Board (the “Individual Defendants”) and, in one case, Parent, Purchaser and j2. The complaints generally allege that the defendants violated Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to, including, among other things, background of the proposed Transactions, data and inputs underlying the financial valuation exercises that support the opinion provided by Qatalyst Partners, and Everyday Health’s financial projections relied upon by Qatalyst Partners. The complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. In addition, one complaint alleges that the Individual Defendants violated their fiduciary duties of care, loyalty, good faith and candor owed to Everyday Health stockholders by, among other things, failing to take reasonable steps to obtain or ensure that Everyday Health stockholders receive adequate consideration for their stock, agreeing to restrictive deal protection devices that allegedly deter other suitors from making a superior bid for Everyday Health and causing an allegedly materially incomplete and misleading Schedule 14D-9 to be filed with the SEC. Further, such complaint alleges that Everyday Health, Parent, Purchaser and j2 aided and abetted the Individual Defendants’ alleged breaches of fiduciary duties. The actions seek, among other things, an injunction against the consummation of the proposed Transactions, the imposition of a constructive trust, in favor of the plaintiff and the class, upon any benefits improperly received by the defendants or the award of rescissory damages, and the award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. The defendants believe that the allegations in the complaints lack any merit and intend to vigorously defend against the actions.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERYDAY HEALTH, INC.

By:	/s/ Alan Shapiro
Name:	Alan Shapiro
Title:	Executive Vice President and General Counsel

Dated: November 21, 2016